Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

February 14, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Tom Kluck, Esq.

Joshua Lobert, Esq.

Ms. Becky Chow

Ms. Kristi Marrone

Re: Alpha Investment Inc.

Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed January 3, 2018

File No. 333-221183

Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)

Filed January 3, 2018

Ladies and Gentlemen:

In response to the Staff’s comment letter of February 2, 2018 (the “Letter”), Alpha Investment Inc. (the “Company”) hereby files (a) Amendment No. 2 to the Registration Statement on Form S-1 and (b) Form 10-K/A, Amendment No. 2 to the Form 10-K.

The following sets forth the Company’s response to the comments set forth in the Letter.  For your convenience, the response to each comment follows the comment itself.

General

Comment:

1.

We note that you intend to acquire first mortgage loans, commercial mortgage-backed securities and other commercial real estate-related debt investments and to participate in equity ownership opportunities.  Please disclose how you will operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act and include any related risk factors.

Response:

Although a portion of its business will be the acquisition of securities as described above, the Company does not intend to be primarily engaged in the business of investing, reinvesting or trading in securities.  Furthermore, the Company intends to limit the value of securities it does acquire to less than 40% of the value of the Company’s total assets, thereby affording it an exemption from registration under the Investment Company Act of 1940.  Appropriate disclosure has been added to the “Overview” subsection of the Prospectus Summary and Business sections of the prospectus and risk factor disclosure has been added as well in response to the Staff’s comment.

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Prospectus Cover Page

Comment:

2.

We note your revised disclosure on the cover page that Hospitality Development Group indicated an interest to purchase 3,333,333, shares in the offering.  Please limit your cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Response:

The disclosure referenced by the Staff has been deleted from the prospectus in response to the Staff’s comment.

Prospectus Summary, page 6

Comment:

3.

We note your disclosure that Alpha Investment plans to leverage on the platforms and resources of Omega.  Please describe in detail in the business section how the company will implement this part of its business plan.

Response:

The referenced disclosure in the “Overview” subsection of the Prospectus Summary and Business sections of the prospectus has been revised and expanded to provide the additional detail requested by the Staff.

Selling Stockholders, page 23

Comment:

4.

We reissue comment 14. Please revise to describe the circumstances pursuant to which 33 Capital Street LLC acquired 994,300 shares sold in your initial public offering.

Response:

The first paragraph in the Selling Stockholders section of the prospectus has been expanded in response to the Staff’s comment.

Proposed Business

Plan of Operation, page 26

Comment:

5.

We note your response to prior comment 16 and we reissue the comment. The disclosure on page 26 states that you intend to furnish capital to your affiliated lenders and to make loans through their correspondent platforms. Please revise your disclosure to identify the affiliated lenders and describe in greater detail the platforms to which you refer.

Response:

The disclosure noted by the Staff has been revised and clarified as requested.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six months ended September 30, 2017 as compared to nine months ended September 30, 2016,

Comment:

6.

Please describe in greater detail the $430,000 in origination revenue and interest revenue such as whether such revenue was from loans to affiliates.

Response:

The disclosure has been expanded as requested by the Staff.

Certain Relationships and Related Transactions, page 36

Comment:

7.

We note your disclosure that the loans are secured by a pledge of all of the limited liability interest company membership interests or capital stock of each affiliated company. Please discuss the principal terms of each these agreement, including the person pledging the securities, and file the agreements as exhibits.

Response:

The disclosure has been revised in response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 24

Comment:

8.

We note your responses to comments 28 and 29, but it does not appear that you revised any of the disclosures in Item 9A.  As previously requested, please explain to us how you determined that disclosure controls and procedures were effective, while citing multiple material weaknesses in your internal control over financial reporting, and revise your disclosure as appropriate.

Response:

We have revised the disclosure in Item 9A of the Form 10-K to eliminate the inconsistency.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

ALPHA MANAGEMENT INC.

By:  /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

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